Exhibit 99.1

Execution Copy

VARIATION AGREEMENT TO JOINT VENTURE AGREEMENT

THIS VARIATION AGREEMENT (this “Agreement”) is dated 23 October, 2023 and is made by and among:

(1)	PHARMACEUTICAL INVESTMENT COMPANY, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010698585, having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA (“PIC”); and

(2)	CENTOGENE N.V., a public company (naamloze vennootschap) organized under the laws of the Kingdom of the Netherlands and registered with the Chamber of Commerce (Kamer van Koophandel) under registration number 72822872, having its head office address at Am Strande 7, 18055 Rostock, Germany (“NV”), each a Party and together the Parties.

Background

(A)	The Parties entered into a joint venture agreement on 26 June 2023 (the “JVA”).

(B)	In accordance with Clause 22.8 of the JVA, the purpose of this Agreement is to (i) extend the Long Stop Date to a new date and (ii) revise the completion mechanism under the JVA.

Agreed Terms

1.	TERMS DEFINED IN THE AGREEMENT

In this Agreement, and unless otherwise defined herein, capitalized terms defined in the JVA and used in this Agreement have the meaning set out in the JVA. The rules of interpretation set out in Clause 1.2 of the JVA shall apply to this Agreement as if set out herein.

2.	VARIATION

2.1	PIC hereby waives the conditions specified under Clause 2.1(c) of the JVA (“the Articles of Association of the Company (“Articles”) being in Agreed Form, having been approved by MOC”), Clause 2.1(g) of the of the JVA (“the necessary corporate and regulatory authorizations to incorporate the Company having been obtained by the Parties”) and Clause 2.1(j) of the JVA (“any other step required by the Applicable Law and the Governmental Authorities to incorporate the Company in the Kingdom having been completed in accordance with the terms of this Agreement”).

2.2	Clause 2.5 of the JVA is hereby amended and restated in its entirety as follows:

“2.5 Subject to the following steps occurring in chronological order, as soon as reasonably practicable after the last of the Conditions has been satisfied or waived, the Shareholders shall procure that the following actions shall be carried out:

a)	execution by PIC and NV of the Loan Agreement, Registration Rights Agreement and Pre-emptive Rights Agreement;

Addendum to the Joint Venture Agreement between Pharmaceutical Investment Company and Centogene N.V.

b)	execution by PIC, DPE Deutsche Private Equity Gesellschaft mbH, Careventures Fund II S.C.Sp, and TVM Life Science Innovation I, L.P. of the ROFO Agreement;

c)	advance by PIC of the loan being made under the Loan Agreement in accordance with its terms;

d)	execution of the Articles in Agreed Form before a competent notary public in the Kingdom;

e)	issuance of the commercial registration certificate evidencing the incorporation of the Company;

f)	execution by the Company and NV of the Commercial Agreements; and

g)	opening of a bank account in the name of the Company and deposit of the share capital of the Company, with each of PIC and NV contributing the nominal value in SAR set out against the applicable Shareholder’s name, and in exchange for the number of shares similarly identified, in Clause 4.1 (Share Capital of the Company).”

2.3	The definition of “Long Stop Date” under Clause 1.1 of the JVA is hereby amended and restated in its entirety as follows:

“Long Stop Date” means 30 November 2023 or such later date as the Shareholders may agree in writing.”

3.	GENERAL

3.1	Except as set out in Clause 2.1 of this Agreement, the JVA shall continue in full force and effect and each Party agrees to be bound by its terms in all respects (as amended herein).

3.2	This Agreement shall be read together and form part of the JVA and to the extent of any inconsistency between the provisions of the JVA and this Agreement, the provisions of this Agreement shall prevail. Clauses 16, 19 and 22 of the JVA shall apply mutatis mutandis to this letter.

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Addendum to the Joint Venture Agreement between Pharmaceutical Investment Company and Centogene N.V.

This Agreement has been executed in two (2) counterparts, of which PIC and NV have kept one copy each.

For and on behalf of THE PHARMACEUTICAL INVESTMENT COMPANY

Signed by:	/s/ Ibrahim Abdulrahman I Aljuffali
Name: Dr. Ibrahim Abdulrahman I Aljuffali
Title: Chairman

For and on behalf of CENTOGENE N.V

Signed by:	/s/ Kim Stratton
Name: Kim Stratton
Title: Chief Executive Officer

By:	/s/ Miguel Coego
Name: Miguel Coego
Title: Chief Financial Officer, Legal & IT

Addendum to the Joint Venture Agreement between Pharmaceutical Investment Company and Centogene N.V.